UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Virgin Galactic Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

92766K106

(CUSIP Number)

James Cahillane

c/o Virgin Management USA, Inc.

65 Bleecker Street, 6th Floor,

New York, NY 10012

(212) 497-9050

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 30, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92766K106	13D	Page 1 of 11 pages

1	Names of Reporting Persons Vieco 10 Limited
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Bristish Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person CO

CUSIP No. 92766K106	13D	Page 2 of 11 pages

1	Names of Reporting Persons Virgin Investments Limited
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Bristish Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 62,403,260
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 62,403,260
11	Aggregate Amount Beneficially Owned by Each Reporting Person 62,403,260
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 29.7%
14	Type of Reporting Person CO

CUSIP No. 92766K106	13D	Page 3 of 11 pages

1	Names of Reporting Persons Virgin Group Investments LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 62,403,260
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 62,403,260
11	Aggregate Amount Beneficially Owned by Each Reporting Person 62,403,260
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 29.7%
14	Type of Reporting Person OO (Limited liability company)

CUSIP No. 92766K106	13D	Page 4 of 11 pages

1	Names of Reporting Persons Corvina Holdings Limited
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal rroceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 62,403,260
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 62,403,260
11	Aggregate Amount Beneficially Owned by Each Reporting Person 62,403,260
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 29.7%
14	Type of Reporting Person CO

CUSIP No. 92766K106	13D	Page 5 of 11 pages

1	Names of Reporting Persons Virgin Group Holdings Limited
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 62,403,260
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 62,403,260
11	Aggregate Amount Beneficially Owned by Each Reporting Person 62,403,260
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 29.7%
14	Type of Reporting Person CO

CUSIP No. 92766K106	13D	Page 6 of 11 pages

1	Names of Reporting Persons Sir Richard Branson
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 62,403,260
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 62,403,260
11	Aggregate Amount Beneficially Owned by Each Reporting Person 62,403,260
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 29.7%
14	Type of Reporting Person IN

CUSIP No. 92766K106	13D	Page 7 of 11 pages

Explanatory Note

This Amendment No. 5 to Schedule 13D (“Amendment No. 5”) amends and supplements the Schedule 13D filed with United States Securities and Exchange Commission on November 4, 2019 (as amended to date, the “Schedule 13D”) relating to the common stock, par value $0.0001 per share (the “Common Stock”), of Virgin Galactic Holdings, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On July 30, 2020, Vieco 10 Limited (“V10”) distributed all of it shares of the Issuer to its stockholders on a pro rata basis for no consideration, as a result of which Virgin Investments Limited (“VIL”) is now the record holder of 62,403,260 shares of the Issuer’s Common Stock and Aabar Space, Inc. (“Aabar”) is the record holder of 14,887,178 shares of the Issuer’s Common Stock.

In connection with such distribution, each of VIL and Aabar executed joinders to the Registration Rights Agreement and the Stockholders’ Agreement (the “Joinder to the RRA” and the “Joinder to the SA”, respectively). Pursuant to the Joinder to the RRA, of the 62,403,260 shares received by VIL, 46,339,860 shares remain subject to lockup restrictions under the Registration Rights Agreement, and of the 14,887,178 shares received by Aabar, 11,055,359 shares remain subject to lockup restrictions under the Registration Rights Agreement, in each case until October 25, 2021. Pursuant to the Joinder to the RRA, VIL and Aabar are also entitled to certain demand and piggyback registration rights.

The foregoing descriptions of the Joinder to the RRA and the Joinder to the SA do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements filed as exhibits to this Schedule 13D, and incorporated herein by reference.

CUSIP No. 92766K106	13D	Page 8 of 11 pages

Item 5.	Interest in Securities of the Issuer.

Item 5(a) - (b) of the Schedule 13D is hereby amended and restated in its entirety by inserting the following information:

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of or shared power to dispose or to direct the disposition of, as of the date hereof, based on 210,403,856 shares of Common Stock outstanding as of May 5, 2020:

Reporting Person(1)	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Vieco 10 Limited	0	0.0%	0	0	0	0
Virgin Investments Limited	62,403,260	29.7%	0	62,403,260	0	62,403,260
Virgin Group Investments, LLC	62,403,260	29.7%	0	62,403,260	0	62,403,260
Corvina Holdings Limited	62,403,260	29.7%	0	62,403,260	0	62,403,260
Virgin Group Holdings Limited	62,403,260	29.7%	0	62,403,260	0	62,403,260
Sir Richard Branson	62,403,260	29.7%	0	62,403,260	0	62,403,260

(1)

Does not include shares held by SCH Sponsor Corp. (the “Sponsor”), Chamath Palihapitiya and Aabar. The Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock held by the Sponsor, Mr. Palihapitiya and Aabar.

VIL is the record holder of the securities reported herein. VGIL is the sole shareholder of VIL. VGIL’s sole managing member is Corvina, whose sole shareholder is VGHL. As a result, each of the foregoing entities may be deemed to share beneficial ownership of the securities held of record by VIL.

Sir Richard Branson owns and has the ability to appoint and remove the management of VGHL and, as such, may indirectly control the decisions of VGHL regarding the voting and disposition of securities owned by VGHL. Therefore, Sir Richard Branson may be deemed to have indirect beneficial ownership of the securities owned by VGHL.

(c)	Except as described in Item 4, since the last filing on Schedule 13D, none of the Reporting Persons has effected any transactions in the Common Stock.

(d)	None.

(e)	This Amendment No. 5 is being filed to report that, as of July 30, 2020, V10 ceased to be the beneficial owner of more than five percent of the outstanding Common Stock.

CUSIP No. 92766K106	13D	Page 9 of 11 pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Joinder to the RRA and the Joinder to the SA and is incorporated herein by reference. A copy of each of these agreements is attached as an exhibit to this Schedule 13D, and is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

11	Joinder to Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 99.2 to the Issuer’s Current Report on Form 8-K filed on July 30, 2020).

12	Joinder to Stockholders’ Agreement (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed on July 30, 2020).

CUSIP No. 92766K106	13D	Page 10 of 11 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    July 30, 2020

VIECO 10 LIMITED

By:	/s/ James Cahillane
Name:	James Cahillane
Title:	Director

VIRGIN INVESTMENTS LIMITED

By:	/s/ James Cahillane
Name:	James Cahillane
Title:	Attorney-in-fact

VIRGIN GROUP INVESTMENTS LLC

By:	/s/ James Cahillane
Name:	James Cahillane
Title:	Attorney-in-fact

CORVINA HOLDINGS LIMITED

By:	/s/ James Cahillane
Name:	James Cahillane
Title:	Attorney-in-fact

VIRGIN GROUP HOLDINGS LIMITED

By:	/s/ James Cahillane
Name:	James Cahillane
Title:	Attorney-in-fact

CUSIP No. 92766K106	13D	Page 11 of 11 pages

SIR RICHARD BRANSON

By:	/s/ James Cahillane
Name:	James Cahillane
Title:	Attorney-in-fact